UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2024

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Departure of Director

On December 19, 2024, Yehoshua (Shuki) Nir submitted his resignation from the Board of Directors (the “Board”), and all committees of the Board, of Kornit Digital Ltd (the “Company”), effective as of January 1, 2025.

Mr. Nir’s decision to resign from the Board follows upon his appointment as the new CEO of SolarEdge, as his new responsibilities in that capacity will prevent him from dedicating sufficient time to actively serving on the Board. The resignation did not relate to any dispute or disagreement with the Company or the Board.

Effective upon Mr. Nir’s resignation, the Board will replace him on the Board committees on which he had served. Accordingly, Gabi Seligsohn will replace Mr. Nir as a member of the compensation committee of the Board, alongside Stephen Nigro and Dov Ofer, and Mr. Ofer will assume Mr. Nir’s role as chairman of the compensation committee. On the audit committee of the Board, Stephen Nigro will replace Mr. Nir, thereby giving that committee three independent directors with the requisite financial sophistication, as required under the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: December 19, 2024	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

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